SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549




                               SCHEDULE 13D
                            (Amendment No. 2)
                Under the Securities Exchange Act of 1934




                         SMT HEALTH SERVICES INC.
                            (Name of Issuer)


                       Common Stock $0.01 Par Value
                      (Title of Class of Securities)




                                784585-10-1
                              (CUSIP Number)



                              Mark DeSimone
                           3 Deer Hollow Drive
                            Presto, PA  15142
                             (412) 276-2041


                           September 26, 1996
         (Date of Event Which Required Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the
following box.    ______



Check the following box if a fee is being paid with this statement. _____


CUSIP NO.  784585-10-1
______________________________________________________________________________

1.   Names of Reporting Persons; SS or I.R.S. Identification Nos. of Above
     Persons.

     Mark DeSimone           SS# ###-##-####
______________________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)  X   Membership in any group is disclaimed.
______________________________________________________________________________

3.   SEC Use Only.
______________________________________________________________________________

4.   Source of Funds                                         00
______________________________________________________________________________

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
______________________________________________________________________________

6.   Citizenship or Place of Organization:  U.S.A.
______________________________________________________________________________

      Number of     7.  Sole Voting Power                  None
       Shares       _____________________________________________________
     Beneficially   8.  Shared Voting Power                None
       Owned by     _____________________________________________________
     Each Reporting 9.  Sole Dispositive Power             None
      Person With   _____________________________________________________
                    10. Shared Dispositive Power           None
______________________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                     -0-
______________________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                      Not Applicable
______________________________________________________________________________

13.  Percent of Class Represented by Amount in Row (11)          0
______________________________________________________________________________

14.  Type of Reporting Person                                   IN


CUSIP NO.  784585-10-1


Item 1.       Security and Issuer
              Common Stock, $0.01 Par Value
              SMT Health Services Inc.
              10521 Perry Highway
              Wexford, PA  15090

Item 2(a).    Name of Person Filing.
              Mark DeSimone

Item 2(b).    Address of Principal Business Office.
              3 Deer Hollow Drive
              Presto, PA  15142

Item 2(c).    Principal Employment or Occupation

Item 2(d).    Criminal Proceedings.
              None.

Item 2(e).    Civil Proceedings.
              None.

Item 2(f).    Citizenship.
              United States of America

Item 3.   Source and Amount of Funds or Other Consideration.
          37,800 non-qualified stock options to purchase 37,800 shares of Common Stock were exercised and sold in a cashless transaction by the Reporting Person. The exercise price of the stock options ranged from $1.78 to $4.375 and the Common Stock was sold for approximately $6.00 per share.

          Warrants to purchase 114,500 shares of Common Stock were exercised and sold in a cashless transaction by the Reporting Person on September 26, 1996. The Warrants were granted to the Reporting Person during 1995 in his capacity as a Director of the Issuer. The exercise price of the Warrants were $4.02 and the Common Stock was sold for $6.50 per share.


CUSIP NO.  784585-10-1


Item 4.   Purpose of Transaction.
          37,800 non-qualified stock options to purchase 37,800 shares of Common Stock were exercised and sold in a cashless transaction by the Reporting Person. The exercise price of the stock options ranged from $1.78 to $4.375 and the Common Stock was sold for approximately $6.00 per share.

          The Reporting Person is a former Director of the Issuer and exercised the options prior to such options expiring.

          Warrants to purchase 114,500 shares of Common Stock were exercised and sold in a cashless transaction by the Reporting Person on September 26, 1996. The Warrants were granted to the Reporting Person during 1995 in his capacity as a Director of the Issuer. The exercise price of the Warrants were $4.02 and the Common Stock was sold for $6.50 per share.

          The purpose of this transaction is for personal liquidity.


Item 5(a).    Interest in Securities of Issuer.
              Aggregate Number - -0-
              Percentage of Class of Securities - 0

Item 5(b).    Number of Shares as to which Such Person Has:

              (i)   Sole Power to Vote or Direct the Vote:
                    None.

              (ii)  Shared Power to Vote or to Direct the Vote:
                    None.

              (iii) Sole Power to Dispose or to Direct the Disposition:
                    None.

              (iv)  Shared Power to Dispose or to Direct the Disposition:
                    None.

Item 5(c). Describe any Transactions in the Class of Securities Reported or That Were Effected During the Past Sixty Days or Since the Most Recent Filing on Schedule 13D, Whichever is Less, By the Reporting Person:
              None.


CUSIP NO.  784585-10-1


Item 5(d).   Rights of Other Persons.
             None.

Item 5(e). The Reporting Person Ceased To Be a Beneficial Owner of More Than 5% of the Common Stock of the Issuer on September 26, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
             None Applicable.

Item 7.      Material to be Filed as Exhibits.
             Non Applicable.


______________________________________________________________________________




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 27, 1996

    /S/ Mark A. DeSimone
______________________________
Signature

  Former Director
_______________________________
Name/Title